Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS
FOR THE FIRST QUARTER OF FISCAL YEAR 2014

VANCOUVER, British Columbia – August 8, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the first quarter ended June 30, 2013 (“Q1 Fiscal 2014”).

FIRST QUARTER HIGHLIGHTS

  Silver production of 1.4 million ounces and gold production of 3,777 ounces;

  Lead production of 13.5 million pounds and zinc production of 3.7 million pounds;

  Sales of $39.8 million;

  Gross margin of 44% despite significant decline in precious metal prices;

  Net income of $4.6 million or $0.03 per share;

  Strong cash flow from operations of $17.6 million, or $0.10 per share;

  Cash cost of $3.23 per ounce of silver at the Ying Mining District;

  GC Mine continued to undergo trial mining and processing and is progressing towards commercial production; and

  Return of value to our shareholders by the $4.2 million quarterly dividend payment of CAD$0.025 per share.

FINANCIALS

In Q1 Fiscal 2014, net income attributable to equity holders of the Company was $4.6 million or $0.03 per share compared to net income of $6.1 million or $0.04 per share in the three months ended June 30, 2012 (“Q1 Fiscal 2013”).

Compared to the same prior year quarter, the decrease in net income was mainly due to (i) significantly lower silver price; net realized silver price was $17.66 per ounce this quarter, which was $5.31 or 23% lower compared to $22.97 per ounce in Q1 Fiscal 2013; (ii) lower base metal prices; net realized lead and zinc prices were 7% and 5% lower in this quarter as compared to the same prior year quarter; and (iii) higher overall production costs as more ore were processed.

In Q1 Fiscal 2014, the Company realized sales of $39.8 million compared to $44.5 million in Q1 Fiscal 2013.

Cost of sales in Q1 Fiscal 2014 was $22.5 million compared to $19.0 million in Q1 Fiscal 2013 and included cash costs of $18.9 million compared to $15.3 million in Q4 Fiscal 2012. The increase of cost of sales was due to more ore being mined and processed.

The gross profit margin in Q1 Fiscal 2014 was 44%, compared to 57% in Q1 Fiscal 2013.

Cash flow from operations in Q1 Fiscal 2014 was $17.6 million or $0.10 per share, compared to $19.3 million, or $0.11 per share, in Q1 Fiscal 2013.

OPERATIONS

In Q1 Fiscal 2014, on a consolidated basis, the Company produced 1.4 million ounces of silver, 3,777 ounces of gold, 13.5 million pounds of lead, and 3.7 million pounds of zinc compared to 1.2 million ounces of silver and 2,653 ounces of gold, 13.7 million pounds of lead, and 3.0 million pounds of zinc in Q1 Fiscal 2013.

1. Ying Mining District, Henan Province, China

In Q1 Fiscal 2014, the Company mined 233,257 tonnes of ore at the Ying Mining District compared to 181,018 tonnes in Q1 Fiscal 2013. Metal production totalled 1.4 million ounces of silver, 1,282 ounces of gold, 13.1 million pounds of lead and 2.9 million pounds of zinc, compared to 1.2 million ounces of silver, 800 ounces of gold, 13.7 million pounds of lead, and 3.0 million pounds of zinc in Q1 Fiscal 2013.

Head grades were 200 grams per tonne (“g/t”) for silver, 2.7% for lead and 0.8% for zinc, compared to 227 g/t for silver, 3.6% for lead and 1.1% for zinc in the same quarter last year.

In Q1 Fiscal 2014, total and cash mining costs per tonne were $65.09 and $54.95, respectively, compared to $69.02 and $55.47 in Q1 Fiscal 2013, respectively.

In Q1 Fiscal 2014, a total of 236,173 tonnes of ore was milled compared to 186,455 tonnes in Q1 Fiscal 2013. The cash milling cost per tonne was $12.06 in Q1 Fiscal 2014 compared to $14.17 in Q1 Fiscal 2013.

Total and cash costs per ounce of silver in Q1 Fiscal 2014 for the Ying Mining District were $5.33 and $3.23 respectively, compared to $2.49 and $0.16, in Q1 Fiscal 2013, respectively.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12
Ore Mined (tonne)
Direct Smelting Ore (tonne)	963	1,309	2,334	2,442	2,250
Stockpiled Ore (tonne)	232,294	152,014	234,360	203,369	178,768
	233,257	153,323	236,694	205,811	181,018
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	963	1,309	2,334	2,442	2,250
Ore Milled (tonne)	235,210	156,836	224,430	200,728	184,205
	236,173	158,145	226,764	203,170	186,455
Metal Sales
Silver (in thousands of ounces)	1,364	933	1,508	1,277	1,223
Gold (in thousands of ounces)	1.3	0.8	1.3	1.3	0.8
Lead (in thousands of pounds)	13,063	9,462	15,642	13,403	13,713
Zinc (in thousands of pounds)	2,926	1,554	3,231	3,412	2,974
Head Grade of Run of Mine Ore
Silver (gram/tonne)	200	205	222	224	227
Lead (%)	2.7	2.9	3.2	3.4	3.6
Zinc (%)	0.8	0.7	1.0	1.2	1.1
Recovery Rate of Run of Mine Ore
Silver (%)	92.3	93.5	93.3	92.7	91.7
Lead (%)	94.6	94.5	95.1	94.3	94.0
Zinc (%)	68.4	60.3	70.4	69.6	63.0
Cash Mining Cost ($ per tonne)	54.95	61.67	54.92	53.27	55.47
Total Mining Costs($ per tonne)	65.09	72.56	64.47	62.56	69.02
Cash Milling Cost ($ per tonne)	12.06	16.05	12.61	12.12	14.17
Total Milling Cost ($ per tonne)	13.62	18.61	14.20	13.84	16.05
Cash Cost per Ounce of Silver ($)	3.23	3.65	(0.17)	(0.74)	0.16

Total Production Cost per Ounce of Silver ($)	5.33	5.82	1.52	1.05	2.49

2. BYP Mine, Hunan Province, China

In Q1 Fiscal 2014, the Company mined 29,075 tonnes of ore at the BYP mine with a gold head grade of 2.8 g/t compared to 27,560 tonnes and a gold head grade of 2.2 g/t in Q1 Fiscal 2013. During the quarter, 2,338 ounces of gold were produced and sold at a cash cost per ounce of gold of $448 compared to 1,724 ounces of gold produced and sold at cash cost per ounce of gold of $577 in the same period last year. In Q1 Fiscal 2014, total and cash mining costs per tonne were $51.17 and $21.04 respectively compared to $47.74 and $20.98 in Q1 Fiscal 2013, respectively.

DEVELOPMENT AND EXPLORATION

1. Ying Mining District, Henan Province, China

As at the end of Q1 Fiscal 2014, the Company completed approximately 2,250 metres (“m”) of the 5,200m ramp at the SGX mine and approximately 2,000m of the development work for the 4,800m access ramp at the LM Mine West. During the quarter, the Company also completed approximately 18,000m of horizontal tunnels, raises and declines. In addition, construction for 20,000 square metres of surface facilities, consisting of offices and dormitories within the Ying Mining District, continued.

In Q1 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $9.7 million compared to $9.6 million in Q1 Fiscal 2013.

In light of the significant decline in precious metal prices, the Company is reviewing its short term operating plans to better adapt to the new price environment. As a result, in July 2013, the Company has suspended mining operations at the Portal PD820, PD850 and PD730 within the Ying Mining District as production from these locations was not economical. The impact of the suspension will reduce ore production by 63,000 tonnes for the remainder of the fiscal year, and is expected to reduce approximately 400,000 ounces from expected silver production in the Ying Mining District. Accordingly, the Company has revised its fiscal year 2014 production guidance for the Ying Mining District to 837,000 tonnes of ore, producing 5.5 million ounces of silver, 4,700 ounces of gold and 74.7 million pounds of lead and zinc.

As part of the capital cost savings review, the Company has also identified opportunities to reduce capital expenditures in the current fiscal year at the Ying Ming District. These measures are expected to reduce fiscal year 2014 budgeted capital expenditures by $8 million to $40 million.

2. GC Project, Guangdong Province, China

The Company has substantially completed the construction of GC mine and is progressing well with the preparations for safety and environmental regulatory inspections, prior to commercial production. The majority of the required surface environmental protection facilities together with water and soil conservation engineering work is completed and has undergone test operation. The key component required for passing the safety inspection, in accordance to safety requirements in the Mine Design, is to complete a water sump and pumping station at the -50m elevation. This component is expected to be completed by the end of September 2013, and as such the Company expects to pass the inspection and obtain its Safety Production Permit in the third quarter of fiscal year 2014.

During Q1 Fiscal 2014, approximately 3,100m of tunnels, including 425m of development tunnels, 2,225m of exploration tunnels and 450m of mining preparation tunnels, were completed.

The main access ramp totalling 2,210m in length was completed and has accessed the V2 vein at the +40m, +20m, and 0m elevations. The exploration ramp is completed to a length of 1,800m, representing 39% of the total designed length of 4,600m. To date, the exploration ramp has accessed the V9, V9-1, V9W-1, and V9W-2 veins at the 100m, 50m, 0m and -50 m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. Once the exploration ramp is completed, access to all known veins within a horizontal distance of 250m is possible. The exploration ramp has also been connected to the main ramp at the 100m and 0m elevations, as well as the main shaft at the +100m, +50m, 0m and -50m elevations to provide ventilation and a safety exit. During the course of fiscal year 2014, the Company will use the main ramp and the exploration ramp access points for mining.

As at the end of Q1 Fiscal 2014, the construction of the 628m main shaft was substantially completed down to its designed depth at elevation -370m. As part of cost savings review for fiscal year 2014, and to coordinate with the planned production schedule, the Company has decided to defer the installation of the hoist system to fiscal year 2015, reducing capital expenditures in the year by $3 million.

In Q1 Fiscal 2014, the Company continued equipment testing and trial processing to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. Testing will be on-going for the next several months.

In Q1 Fiscal 2014, $6.2 million (Q1 Fiscal 2013 - $3.1 million) of exploration and development expenditures were incurred at the GC mine. From the capital cost review for fiscal year 2014, the

Company has reduced the budgeted capital expenditures by approximately $8 million to $21 million at the GC mine.

3. BYP Mine, Hunan Province, China

In Q1 Fiscal 2014, the Company completed the installation of shaft equipment for the newly completed 265m shaft. The construction of the head frame is expected to commence in the next quarter. Once completed, this shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility has been substantially completed with expected trial runs to commence in the next quarter.

In Q1 Fiscal 2014, exploration and development expenditures at the BYP mine were $1.6 million compared to $1.3 million in Q1 Fiscal 2013.

4. X Mines, Henan Province, China

The X Mines consist of two mining projects: the XBG project and XHP project.

In Q1 Fiscal 2014, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., will sell its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $13.8 million (RMB 84 million). As of the date of this news release, an initial deposit of $4.9 million (RMB 30 million) has been received. The transaction is expected to be completed within 12 months.

As at the end of this quarter, the Company has also suspended activities at the XHP project as part of its cost saving measures.

Myles Gao, P.Geo., President, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	June 30, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$91,581	$72,283
Short-term investments	20,410	45,623
Trade and other receivables	1,382	1,442
Inventories	6,252	7,522
Due from related parties	57	123
Prepaids and deposits	6,249	5,118
Assets held for sale	18,718	-
	144,649	132,111

Non-current Assets
Long-term prepaids and deposits	2,433	1,877
Investment in an associate	6,289	6,523
Other investments	11,903	15,516
Plant and equipment	103,694	103,517
Mineral rights and properties	321,504	316,678
TOTAL ASSETS	$590,472	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$40,930	$29,285
Deposits received	11,161	11,497
Dividends payable	4,062	4,204
Income tax payable	89	1,349
Due to related parties	-	1,207
Liabilities held for sale	3,185	-
	59,427	47,542

Non-current Liabilities
Deferred income tax liabilities	24,523	24,603
Environmental rehabilitation	5,949	5,974
Total Liabilities	89,899	78,119

Equity
Share capital	233,082	233,082
Share option reserve	9,029	8,314
Reserves	24,717	24,717
Accumulated other comprehensive loss	(2,969)	(1,495)
Retained earnings	156,206	155,817
Total equity attributable to the equity holders of the Company	420,065	420,435

Non-controlling interests	80,508	77,668
Total Equity	500,573	498,103

TOTAL LIABILITIES AND EQUITY	$590,472	$576,222

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2013	2012

Sales	$39,835	$44,549
Cost of sales	22,482	18,994
Gross profit	17,353	25,555

General and administrative	7,501	6,846
General exploration and property investigation	1,048	966
Other taxes	595	806
Foreign exchange gain	(1,881)	(777)
Loss on disposal of plant and equipment	28	20
Share of loss in associate	14	7
Loss on investments	574	1,286
Other income	(115)	(75)
Income from operations	9,589	16,476

Finance income	928	991
Finance costs	(33)	(22)
Income before income taxes	10,484	17,445

Income tax expense	4,000	7,927
Net income	$6,484	$9,518

Attributable to:
Equity holders of the Company	$4,562	$6,114
Non-controlling interests	1,922	3,404
	$6,484	$9,518

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.03	$0.04
Diluted earnings per share	$0.03	$0.04
Weighted Average Number of Shares Outstanding - Basic	170,781,058	170,693,325
Weighted Average Number of Shares Outstanding - Diluted	170,839,083	171,082,201

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,
	2013	2012
Cash provided by
Operating activities
Net income	$6,484	$9,518
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	33	22
Depreciation, amortization and depletion	3,932	4,076
Share of loss in associate	14	7
Income tax expense	4,000	7,927
Loss on investments	574	1,286
Loss on disposal of plant and equipment	28	20
Share-based compensation	715	736
Income tax paid	(3,349)	(8,515)
Changes in non-cash operating working capital	5,194	4,175
Net cash provided by operating activities	17,625	19,252

Investing activities
Mineral rights and properties
Capital expenditures	(13,643)	(12,316)
Plant and equipment
Additions	(5,553)	(9,628)
Other investments
Acquisition	-	(515)
Net redemptions (purchases) of short-term investments	24,991	(14,812)
Deposit received for sale of subsidiaries	1,630	-
Net cash provided by (used in) investing activities	7,425	(37,271)

Financing activities
Related parties
Payments made	(1,410)	(277)
Repayments received	270	334
Cash dividends distributed	(4,160)	(4,305)
Proceeds from issuance of common shares	-	94
Net cash used in financing activities	(5,300)	(4,154)

Effect of exchange rate changes on cash and cash equivalents	(400)	(4,132)

Increase (decrease) in cash and cash equivalents	19,350	(26,305)

Cash and cash equivalents, beginning of the period	72,283	109,960
Cash and cash equivalents included in held for sale assets	(52)	-

Cash and cash equivalents, end of the period	$91,581	$83,655

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	963	-		-	963
Stockpiled Ore (tonne)	232,294	-		29,075	261,369
	233,257	-		29,075	262,332
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	963	-		-	963
Ore Milled (tonne)	235,210	6,929	*	29,975	272,114
	236,173	6,929		29,975	273,077
Mining cost per tonne of ore mined ($)	65.09	-		51.17	63.55
Cash mining cost per tonne of ore mined ($)	54.95	-		21.04	51.19
Non cash mining cost per tonne of ore mined ($)	10.14	-		30.13	12.35

Unit shipping costs($)	3.98	-		-	3.54

Milling cost per tonne of ore milled ($)	13.62	-		14.05	13.67
Cash milling cost per tonne of ore milled ($)	12.06	-		13.06	12.17
Non cash milling cost per tonne of ore milled ($)	1.56	-		0.99	1.50

Average Production Cost
Silver ($ per ounce)	9.63	-		-	9.96
Gold ($ per ounce)	546	-		926	616
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.34	-		0.44	0.34

Total production cost per ounce of Silver ($)	5.33	-			5.33
Total cash cost per ounce of Silver ($)	3.23	-			3.23

Total production cost per ounce of Gold ($)				913	913
Total cash cost per ounce of Gold ($)				448	448

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	-			92.3
Gold (%)				92.5	92.5
Lead (%)	94.6	-			94.6
Zinc (%)	68.4	-			68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	200	-			200
Gold (gram/tonne)				2.8	2.8
Lead (%)	2.7	-			2.7
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,364	10	*	-	1,374
Gold (in thousands of ounces)	1.3	0.2	*	2.3	3.8
Lead (in thousands of pounds)	13,063	405	*	-	13,468
Zinc (in thousands of pounds)	2,926	484	*	282	3,692

Metal Sales
Silver (in thousands of $)	24,091	-		-	24,091
Gold (in thousands of $)	1,283	-		2,669	3,952
Lead (in thousands of $)	9,833	-		-	9,833
Zinc (in thousands of $)	1,806	-		153	1,959
	37,013	-		2,822	39,835
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.66	-			17.66
Gold ($ per ounce)	1,001	-		1,141	1,092
Lead ($ per pound)	0.75	-			0.75
Zinc ($ per pound)	0.62	-		0.54	0.61

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended June 30, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Stockpiled Ore (tonne)	178,768	2,382	*	27,560	208,710
	181,018	2,382		27,560	210,960
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Ore Milled (tonne)	184,205	3,611	*	26,599	214,415
	186,455	3,611		26,599	216,665
Mining cost per tonne of ore mined ($)	69.02	8.70	*	47.74	65.55
Cash mining cost per tonne of ore mined ($)	55.47	8.70	*	20.98	50.43
Non cash mining cost per tonne of ore mined ($)	13.55	-		26.76	15.12

Unit shipping costs($)	3.85	8.58	*	-	3.40

Milling cost per tonne of ore milled ($)	16.05	44.71	*	14.63	16.35
Cash milling cost per tonne of ore milled ($)	14.17	33.24	*	13.57	14.41
Non cash milling cost per tonne of ore milled ($)	1.88	11.47	*	1.06	1.94

Average Production Cost
Silver ($ per ounce)	9.30	17.60	*		9.80
Gold ($ per ounce)	452	1,227	*	1,046	536
Lead ($ per pound)	0.33	0.55	*		0.35
Zinc ($ per pound)	0.26	-			0.27

Total production cost per ounce of Silver ($)	2.49	(27.00)	*		2.47
Total cash cost per ounce of Silver ($)	0.16	(27.00)	*		0.14

Total production cost per ounce of Gold ($)				1,046	1,046
Total cash cost per ounce of Gold ($)				577	577

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	49.7			90.9
Gold (%)				90.1	90.1
Lead (%)	94.0	49.7			93.2
Zinc ( %)	63.0	41.9			62.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	227	26			225
Gold (gram/tonne)				2.2	2.2
Lead (%)	3.6	1.3			3.6
Zinc (%)	1.1	1.3			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,223	1	*	-	1,224
Gold (in thousands of ounces)	0.8	0.1	*	1.7	2.6
Lead (in thousands of pounds)	13,713	31	*	-	13,744
Zinc (in thousands of pounds)	2,974	-		-	2,974

Metal Sales
Silver (in thousands of $)	28,109	20	*	-	28,129
Gold (in thousands of $)	925	161	*	2,253	3,339
Lead (in thousands of $)	11,161	22	*	-	11,183
Zinc (in thousands of $)	1,898	-		-	1,898
	42,093	203		2,253	44,549
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	22.97	22.98			22.97
Gold ($ per ounce)	1,116	1,602		1,307	1,258
Lead ($ per pound)	0.81	0.72			0.81
Zinc ($ per pound)	0.64	-			0.64

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.